

Arrow Pond
N
6043800m
6043600m
6043400m
6043200m
6043000m
632400m
632600m
632800m
633000m
633200m
ML-A51-01
ML-A51-02
ML-A51-03
ML-A51-04
ML-A51-05
ML-A51-06
ML-A51-07
ML-A51-08
ML-A51-09
ML-A51-10
ML-A51-11
ML-A51-12
ML-A51-13
Map Area
-100 0 100 200
Meters
CROSSHAIR
EXPLORATION & MINING
Project: Moran Lake - Area 51
Drill Plan with Radiometrics
Drawn: DIGEOS
NTS: 13 K
Figure 6-2
Scale: 1:5,000
DATUM NAD27
Date: Dec 2006